UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MAC-GRAY CORPORATION

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

554153106

(CUSIP Number)

Chad H. Goldstein

Moab Capital Partners, LLC

15 East 62nd Street

New York, NY 10065

(212) 981-2623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Capital Partners, LLC 20-4093001
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,338,127
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,338,127
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Partners, LP 20-4092810
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,338,127
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,338,127
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael M. Rothenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,338,127
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,338,127
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $.01 Par Value, of Mac-Gray Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 404 Wyman Street, Suite 400, Waltham, Massachusetts 02451-1212.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab L.P.”); and Mr. Michael M. Rothenberg (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b)	The address of each Reporting Person is 15 East 62nd Street, New York, NY 10065.

(c)	(i) The principal business of Moab LLC is to act as the investment manager for Moab, L.P. and its affiliated private investment funds.

(ii) The principal business of Moab L.P. is investing in event-driven securities, often as an activist shareholder or bondholder.

(iii) The principal occupation of Mr. Rothenberg is managing member of Moab LLC.

(d)	None.

(e)	None.

(f)	(i) Moab LLC is a Delaware limited liability company.

(ii) Moab L.P. is a Delaware limited partnership.

(iii) Mr. Rothenberg is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Moab L.P. effects transactions in securities primarily through margin accounts maintained with JP Morgan Securities Corp., which may extend margin credit to Moab L.P. as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

Item 4 as previously filed is amended to add the following language:

In the last Schedule 13D filed by the Reporting Persons on March 4, 2013, the Reporting Persons indicated that they had nominated a slate of independent directors for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2013 annual meeting of shareholders (the “2013 Meeting”). Between April 26, 2013 and May 14, 2013, the Reporting Persons filed preliminary and definitive proxy statements with the Securities and Exchange Commission and issued several press releases in support of their nominees. At the 2013 Meeting held on May 30, 2013, the nominees of the Reporting Persons consisting of Mr. James E. Hyman and Mr. Rothenberg received the greatest number of affirmative votes cast and, as a result, were elected to the Board as Class I directors.

The Reporting Persons anticipate that Mr. Hyman and Mr. Rothenberg will work amicably with the other members of the Board with a goal to improve the Issuer’s operating results, but the Reporting Persons at this time have no plans or proposals that should be disclosed pursuant to Item 4(a) through (g), except that, as disclosed in their definitive proxy statement, the Reporting Persons anticipate that the new directors will urge their colleagues to:

•	Consider the viability of each operating market of the Issuer with a buy/divest/harvest mindset

•	Evaluate the effectiveness of key executives of the Issuer and their incentives

•	Evaluate numerous ancillary business opportunities pursued by peers of the Issuer

•	Increase dividends

•	Implement a share repurchase program

•	Declassify the Board

•	Allow stockholders to call special meetings

•	Objectively consider any proposals to acquire the Issuer at premium valuations

Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.	Interest in Securities of the Issuer

(a)	Moab L.P. owns 1,338,127 Shares. Because Moab LLC has sole voting and investment power over Moab L.P.’s security holdings, and Mr. Rothenberg, in his role as the Manager of Moab LLC, controls its voting and investment decisions, each of Moab L.P., Moab LLC, and Mr. Rothenberg may be deemed to have beneficial ownership of the Shares owned of record by Moab L.P., which represent approximately 9.1% of the outstanding Shares.

All ownership percentages are calculated based on 14,647,638 shares of Common Stock outstanding as of May 6, 2013 as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, as filed with the Securities and Exchange Commission on May 10, 2013.

Mr. Rothenberg disclaims beneficial ownership of such Shares.

(b)	With respect to all of the Shares that are held by Moab L.P., Mr. Rothenberg has the sole power to vote and dispose or direct the disposition of the Shares.

(c)	Transactions effected in Shares that have taken place in the past sixty days are attached as Exhibit B.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2013

Moab Partners, L.P.

By:	Moab GP, LLC
Its:	General Partner

By: Moab Capital Partners, LLC
Its: Managing Member

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: June 5, 2013

Moab Partners, L.P.

By:	Moab GP, LLC
Its:	General Partner

By: Moab Capital Partners, LLC
Its: Managing Member

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

Exhibit B

Moab L.P. transactions in the Shares during the past 60 days.

Trade Date	Quantity of Shares	Price Per Share (Excluding Commission)
PURCHASES
4/30/13	2,000	12.9491
5/1/13	209	12.2282